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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
       [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

       [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM          TO

                        COMMISSION FILE NUMBER 33-42696

                      COASTAL ARUBA REFINING COMPANY N.V.
                                  THRIFT PLAN
                            (FULL TITLE OF THE PLAN)

                              EL PASO CGP COMPANY
                       (FORMERLY THE COASTAL CORPORATION)
                                EL PASO BUILDING
                             1001 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
 (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

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

                          INDEPENDENT AUDITORS' REPORT

Administrator
Coastal Aruba Refining Company N.V. Thrift Plan
Houston, Texas

     We have audited the accompanying statements of net assets available for Plan benefits of Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules on pages 7 through 10. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Houston, Texas
March 28, 2001

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              -----------   ----------
                                        ASSETS

Investments, at market
  Securities of The Coastal Corporation Common Stock (cost:
     2000-$3,441,396; 1999-$2,727,633)......................  $12,330,458   $4,515,415
  Other.....................................................      205,591      170,247
                                                              -----------   ----------
          Total Investments.................................   12,536,049    4,685,662
                                                              -----------   ----------
Receivables
  Dividends.................................................        6,051        5,508
  Contributions.............................................        8,725        6,863
                                                              -----------   ----------
          Total Receivables.................................       14,776       12,371
                                                              -----------   ----------
          TOTAL ASSETS......................................   12,550,825    4,698,033
                                                              -----------   ----------

                                     LIABILITIES

Payable to Employer.........................................       95,687       12,436
Other.......................................................        1,240        1,174
                                                              -----------   ----------
          TOTAL LIABILITIES.................................       96,927       13,610
                                                              -----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $12,453,898   $4,684,423
                                                              ===========   ==========

                See Notes and Schedules to Financial Statements.

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             2000          1999         1998
                                                          -----------   ----------   ----------
ADDITIONS
Investment income
  Dividends.............................................  $    23,525   $   21,169   $   18,082
  Interest..............................................        9,573        8,169        7,269
                                                          -----------   ----------   ----------
          Total Investment Income.......................       33,098       29,338       25,351
                                                          -----------   ----------   ----------
Net changes in appreciation of investments (Note 6).....    7,101,280          333      444,840
                                                          -----------   ----------   ----------
Contributions
  Employer..............................................      514,301      434,406      363,032
  Employees.............................................      601,717      533,265      473,440
                                                          -----------   ----------   ----------
          Total Contributions...........................    1,116,018      967,671      836,472
                                                          -----------   ----------   ----------
Deductions
  Withdrawals...........................................      480,921      438,009      352,589
                                                          -----------   ----------   ----------
Increase in net assets available for Plan benefits......    7,769,475      559,333      954,074
                                                          -----------   ----------   ----------
NET ASSETS, JANUARY 1...................................    4,684,423    4,125,090    3,171,016
                                                          -----------   ----------   ----------
NET ASSETS, DECEMBER 31.................................  $12,453,898   $4,684,423   $4,125,090
                                                          ===========   ==========   ==========

                See Notes and Schedules to Financial Statements.

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

  General

     In January 2001, Coastal Aruba Refining Company N.V. became an indirect, wholly owned subsidiary of El Paso Corporation through the merger of a wholly owned El Paso subsidiary with The Coastal Corporation. In the merger, each share of Coastal common stock and Class A common stock was converted on a tax-free basis into 1.23 shares of El Paso common stock. The outstanding convertible preferred stock of Coastal was exchanged tax free for El Paso common stock on the same basis as if the preferred stock had been converted into Coastal common stock immediately prior to the merger. El Paso issued a total of approximately 271 million shares of its common stock, including approximately 4 million shares issued in exchange for outstanding Coastal stock options. On January 30, 2001, Coastal changed its name to El Paso CGP Company.

     The Coastal Aruba Refining Company N.V. Thrift Plan, or the Plan, is primarily an employee stock purchase plan, registered under the Securities Act of 1933, as amended. The Plan is designed to provide a systematic means to invest the contributions of eligible employees of Coastal Aruba Refining Company and some affiliates of El Paso CGP. The Management Board of the Coastal Aruba Thrift Foundation administers the Coastal Aruba Thrift Plan. The effective date of the Coastal Aruba Thrift Plan was December 1, 1990, and contributions for the full year of participation commenced September 11, 1991. All employees eligible for participation in the Coastal Aruba Thrift Plan, as well as active Plan participants, receive a prospectus containing a general description of the Plan. The prospectus may be updated by supplements from time to time. The Coastal Aruba Thrift Foundation holds the investment assets of the Plan, and Caribbean Mercantile Bank N.V. and Chase Securities of Texas, Inc. handle transactions relating to Plan investments.

  Amendment or Termination of the Plan

     Although Coastal Aruba Refining Company has not expressed any intent to do so, it has the right to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their company-matching accounts. The Management Board of the Foundation, upon Coastal Aruba Refining Company's recommendation, may amend the Plan at any time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Accounting Basis

     The financial statements of the Plan are prepared on the accrual basis of accounting.

  Marketable Securities

     Securities valuations are based on the last recorded sales price at December 31, 2000 and 1999 as reported by the principal securities exchange on which the security is traded, or the average of the bid and the asked price if sold over the counter. Realized gains and losses reported herein on the sale or withdrawal of securities are based on the difference between market values of the securities sold and/or issued at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

  Taxes

     The Plan is not a qualified plan for purposes of the laws of the U.S. pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

     The Plan has been reviewed by the Centrale Bank van Aruba that concluded that the Plan is not subject to the prudential supervision of the Centrale Bank because it is designed in accordance with United States customs and does not conform to the requirements for a savings plan in Aruba.

     Under present U.S. tax laws, the purchase and sale of Coastal common stock by the Coastal Aruba Thrift Foundation is not subject to income or withholding tax. However, dividends paid on the common stock are subject to a 30 percent withholding tax.

3. CONTRIBUTIONS TO THE PLAN

  Employee Contributions

     Upon enrollment, a participant may elect to contribute to the Plan, by means of regular payroll deductions, from two percent to eight percent, in increments of one percent, of the participant's basic compensation. Basic compensation means fixed salaries or wages per hour, excluding compensation for bonuses, overtime, commissions and incentive compensation.

  Employer Contributions

     Coastal Aruba Refining Company will make matching contributions at an amount equal to the employee's contributions up to a maximum of two percent of the employee's basic compensation during the first and second year of active participation in the Plan. Thereafter, the matching contributions are increased to not more than four percent during the third and fourth years of active participation, six percent during the fifth and sixth years of active participation and eight percent after six years of active participation in the Plan.

4. INVESTMENT PROGRAMS

     The Plan maintains three investment Funds in which current employee contributions are invested:

          Under current plan provisions, the Coastal Common Stock Fund is a fund invested in Coastal common stock. Cash dividends thereon are reinvested in Coastal common stock.

          The Interest Income Fund is an unsegregated fund invested in interest-bearing investments such as bonds, notes, debentures, savings accounts, savings certificates, commercial paper, deposit accounts maintained by one or more legal reserve life insurance companies that provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash.

          The Diversified Fund is an unsegregated fund invested in capital stocks of issuers (other than Coastal common stock), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in commercial paper, certificates of deposit or savings accounts.

     The contributions attributable to the Interest Income Fund and the Diversified Fund are temporarily held in a foreign currency in interest-bearing accounts at the Caribbean Mercantile Bank N.V., which are translated into dollars using the conversion rate at December 31, 2000 and 1999. See Schedule I-2 -- Other. Contributions will remain in the interest-bearing accounts pending a determination by the investment manager that sufficient funds have accumulated to warrant one of the investments described above for each fund.

     All employer-matched contributions are invested in the Coastal Common Stock Fund only.

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

5. EXPENSES OF THE PLAN

     Generally, reasonable expenses of administering the Plan are paid by Coastal Aruba Refining Company, although it is not obligated to do so. All taxes that may be levied or assessed under future laws upon the assets or the income of the Plan will be paid by the Plan.

6. NET CHANGES IN APPRECIATION OF INVESTMENTS

     During 2000, 1999 and 1998, the fair value of investments (including investments bought and sold, as well as held during the year) appreciated as follows:

                                                                COASTAL COMMON
                                                                  STOCK FUND
                                                               -----------------
Balance at December 31, 1997................................      $1,342,609
Change during 1998..........................................         444,840
                                                                  ----------
Balance at December 31, 1998................................       1,787,449
Change during 1999..........................................             333
                                                                  ----------
Balance at December 31, 1999................................       1,787,782
Change during 2000..........................................       7,101,280
                                                                  ----------
Balance at December 31, 2000................................      $8,889,062
                                                                  ==========

7. UNIT VALUES

     The number of units and unit values are set forth in the following tables:

                                                                DECEMBER 31, 2000
                                                       -----------------------------------
                                                                                 NET ASSET
                                                       NUMBER OF      UNITS        VALUE
                                                       EMPLOYEES   OUTSTANDING   PER UNIT
                                                       ---------   -----------   ---------
Interest Income Fund.................................     44         117,275       $1.00
Diversified Fund.....................................     38          96,955       $1.00

                                                                DECEMBER 31, 1999
                                                       -----------------------------------
                                                                                 NET ASSET
                                                       NUMBER OF      UNITS        VALUE
                                                       EMPLOYEES   OUTSTANDING   PER UNIT
                                                       ---------   -----------   ---------
Interest Income Fund.................................     52         98,243        $1.00
Diversified Fund.....................................     45         78,867        $1.00

8. FINAL DISTRIBUTION AND PARTICIPANT WITHDRAWALS

     Final distribution and participant withdrawals that have been processed and approved, but not paid by the Plan, are not considered Plan obligations until paid under generally accepted and accounting principles and therefore, are not presented as liabilities or benefits paid in the accompanying financial statements. Final distributions and participant withdrawals that were processed and approved, but not paid, amounted to $222,387 and $50,803 as of December 31, 2000 and December 31, 1999.

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                          SCHEDULE I-1 -- INVESTMENTS
                           COASTAL COMMON STOCK FUND

SECURITY                                                    SHARES       COST      MARKET VALUE
--------                                                    -------   ----------   ------------
Coastal Common Stock
  December 31, 2000.......................................  139,622   $3,441,396   $12,330,458
                                                                      ==========   ===========
  December 31, 1999.......................................  127,419   $2,727,633   $ 4,515,415
                                                                      ==========   ===========

                             SCHEDULE I-2 -- OTHER

                                                               MARKET VALUE
                                                               ------------
December 31, 2000
Short Term Investments of Caribbean Mercantile Bank N.V.
  Interest Income Fund......................................     $113,203
  Diversified Fund..........................................       92,302
                                                                 --------
                                                                  205,505
Chase Securities of Texas, Inc. Money Market Fund
  Coastal Common Stock Fund.................................           86
                                                                 --------
          Total.............................................     $205,591
                                                                 ========
December 31, 1999
Short Term Investments of Caribbean Mercantile Bank N.V.
  Interest Income Fund......................................     $ 95,336
  Diversified Fund..........................................       74,911
                                                                 --------
          Total.............................................     $170,247
                                                                 ========

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                                  SCHEDULE II
        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                                DECEMBER 31, 2000
                                                --------------------------------------------------
                                                                COASTAL     INTEREST
                                                                COMMON       INCOME    DIVERSIFIED
PLAN ASSETS                                     TOTAL PLAN    STOCK FUND      FUND        FUND
-----------                                     -----------   -----------   --------   -----------
Investments, at market
  Securities of Coastal Common Stock (Schedule
     I-1) (Cost $3,441,396)...................  $12,330,458   $12,330,458   $     --     $    --
  Other (Schedule I-2)........................      205,591            86    113,203      92,302
                                                -----------   -----------   --------     -------
                                                 12,536,049    12,330,544    113,203      92,302
                                                -----------   -----------   --------     -------
Receivables
  Dividends...................................        6,051         6,051         --          --
  Contributions...............................        8,725            --      4,072       4,653
                                                -----------   -----------   --------     -------
                                                     14,776         6,051      4,072       4,653
                                                -----------   -----------   --------     -------
Liabilities
  Payable to employer.........................       95,687        95,687         --          --
  Other.......................................        1,240         1,240         --          --
                                                -----------   -----------   --------     -------
                                                     96,927        96,927         --          --
                                                -----------   -----------   --------     -------
Net assets available for plan benefits........  $12,453,898   $12,239,668   $117,275     $96,955
                                                ===========   ===========   ========     =======

                                                                 DECEMBER 31, 1999
                                                 --------------------------------------------------
                                                                COASTAL      INTEREST
                                                                 COMMON       INCOME    DIVERSIFIED
PLAN ASSETS                                      TOTAL PLAN    STOCK FUND      FUND        FUND
-----------                                      ----------    ----------    --------   -----------
Investments, at market
  Securities of Coastal Common Stock (Schedule
     I-1) (Cost $2,727,633)....................  $4,515,415    $4,515,415    $    --      $    --
  Other (Schedule I-2).........................     170,247            --     95,336       74,911
                                                 ----------    ----------    -------      -------
                                                  4,685,662     4,515,415     95,336       74,911
                                                 ----------    ----------    -------      -------
Receivables
  Dividends....................................       5,508         5,508         --           --
  Contributions................................       6,863            --      2,907        3,956
                                                 ----------    ----------    -------      -------
                                                     12,371         5,508      2,907        3,956
                                                 ----------    ----------    -------      -------
Liabilities
  Payable to employer..........................      12,436        12,436         --           --
  Other........................................       1,174         1,174         --           --
                                                 ----------    ----------    -------      -------
                                                     13,610        13,610         --           --
                                                 ----------    ----------    -------      -------
Net assets available for plan benefits.........  $4,684,423    $4,507,313    $98,243      $78,867
                                                 ==========    ==========    =======      =======

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                 SCHEDULE III -- ALLOCATION OF PLAN INCOME AND
                 CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                                                       FOR THE YEAR ENDED DECEMBER 31, 2000
                                                --------------------------------------------------
                                                                COASTAL     INTEREST
                                                                COMMON       INCOME    DIVERSIFIED
                                                TOTAL PLAN    STOCK FUND      FUND        FUND
                                                -----------   -----------   --------   -----------
Investment income
  Dividends...................................  $    23,525   $    23,525   $     --     $    --
  Interest....................................        9,573           427      5,007       4,139
                                                -----------   -----------   --------     -------
          Total investment income.............       33,098        23,952      5,007       4,139
                                                -----------   -----------   --------     -------
Appreciation of investments
     Coastal common stock.....................    7,101,280     7,101,280         --          --
                                                -----------   -----------   --------     -------
Contributions
  Employer....................................      514,301       514,301         --          --
  Employees...................................      601,717       565,114     21,581      15,022
                                                -----------   -----------   --------     -------
          Total contributions.................    1,116,018     1,079,415     21,581      15,022
                                                -----------   -----------   --------     -------
Withdrawals...................................      480,921       472,292      7,556       1,073
                                                -----------   -----------   --------     -------
Increase in net assets available for plan
  benefits....................................    7,769,475     7,732,355     19,032      18,088
                                                -----------   -----------   --------     -------
Net assets available for plan benefits
  Beginning of period.........................    4,684,423     4,507,313     98,243      78,867
                                                -----------   -----------   --------     -------
  End of period...............................  $12,453,898   $12,239,668   $117,275     $96,955
                                                ===========   ===========   ========     =======

                                                        FOR THE YEAR ENDED DECEMBER 31, 1999
                                                 --------------------------------------------------
                                                                COASTAL      INTEREST
                                                                 COMMON       INCOME    DIVERSIFIED
                                                 TOTAL PLAN    STOCK FUND      FUND        FUND
                                                 ----------    ----------    --------   -----------
Investment income
  Dividends....................................  $   21,169    $   21,169    $    --      $    --
  Interest.....................................       8,169           160      4,398        3,611
                                                 ----------    ----------    -------      -------
          Total investment income..............      29,338        21,329      4,398        3,611
                                                 ----------    ----------    -------      -------
Appreciation of investments
     Coastal common stock......................         333           333         --           --
                                                 ----------    ----------    -------      -------
Contributions
  Employer.....................................     434,406       434,406         --           --
  Employees....................................     533,265       497,117     20,536       15,612
                                                 ----------    ----------    -------      -------
          Total contributions..................     967,671       931,523     20,536       15,612
                                                 ----------    ----------    -------      -------
Withdrawals....................................     438,009       412,130     12,098       13,781
                                                 ----------    ----------    -------      -------
Increase in net assets available for plan
  benefits.....................................     559,333       541,055     12,836        5,442
                                                 ----------    ----------    -------      -------
Net assets available for plan benefits
  Beginning of period..........................   4,125,090     3,966,258     85,407       73,425
                                                 ----------    ----------    -------      -------
  End of period................................  $4,684,423    $4,507,313    $98,243      $78,867
                                                 ==========    ==========    =======      =======

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                 SCHEDULE III -- ALLOCATION OF PLAN INCOME AND
                 CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                                                         FOR THE YEAR ENDED DECEMBER 31, 1998
                                                   ------------------------------------------------
                                                                 COASTAL     INTEREST
                                                                  COMMON      INCOME    DIVERSIFIED
                                                   TOTAL PLAN   STOCK FUND     FUND        FUND
                                                   ----------   ----------   --------   -----------
Investment income
  Dividends......................................  $   18,082   $   18,082   $    --      $    --
  Interest.......................................       7,269          307     3,750        3,212
                                                   ----------   ----------   -------      -------
          Total investment income................      25,351       18,389     3,750        3,212
                                                   ----------   ----------   -------      -------
Appreciation of investments
  Coastal Common Stock...........................     444,840      444,840        --           --
                                                   ----------   ----------   -------      -------
Contributions
  Employer.......................................     363,032      363,032        --           --
  Employees......................................     473,440      429,466    23,766       20,208
                                                   ----------   ----------   -------      -------
          Total contributions....................     836,472      792,498    23,766       20,208
                                                   ----------   ----------   -------      -------
Withdrawals......................................     352,589      325,775    11,308       15,506
                                                   ----------   ----------   -------      -------
Increase in net assets available for plan
  benefits.......................................     954,074      929,952    16,208        7,914
                                                   ----------   ----------   -------      -------
Net assets available for plan benefits
  Beginning of period............................   3,171,016    3,036,306    69,199       65,511
                                                   ----------   ----------   -------      -------
  End of period..................................  $4,125,090   $3,966,258   $85,407      $73,425
                                                   ==========   ==========   =======      =======

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Board of the Coastal Aruba Thrift Foundation, as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            MANAGEMENT BOARD OF THE COASTAL
                                            ARUBA THRIFT FOUNDATION, AS
                                            ADMINISTRATOR OF COASTAL ARUBA
                                            REFINING COMPANY N.V. THRIFT PLAN

                                            By:    /s/ AUSTIN M. O'TOOLE
                                              ----------------------------------
                                                     Austin M. O'Toole
                                                Vice President and Secretary

Date: March 30, 2001